SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE CXone Digitizes Contact Center Operations for Regional Australia Bank, dated May 2, 2022.
99.2	NICE Investigate Helps British Transport Police Streamline Management of Digital Evidence and Investigations to Keep UK Railways Safe from Crime, dated May 4, 2022.
99.3	NICE Interactions Live 2022 to Showcase Strategies for Mastering Frictionless Customer Experiences and to Host George W. Bush and George Clooney, dated May 10, 2022
99.4	NICE Actimize Releases 2022 Fraud Insights Report Identifying Threat Patterns Emerging Across Financial Institutions, dated May 16, 2022.
99.5	NICE Wins 2022 Best Practices Award for WFM Product Leadership in the Indian Market, dated May 17, 2022.
99.6	NICE Leads Digital Transformation of Evidence Management for Champaign County State’s Attorney’s Office, dated May 18, 2022.
99.7	NICE Actimize Positioned as Highest-Scoring Vendor Across Technology Excellence Metrics in 2022 Quadrant KnowledgeSolutions KYC Report, dated May 19, 2022.
99.8	NICE CXone Selected by MedQuest to Enhance Patient Experiences with New Advanced Integrated Digital and Self-Service, dated May 23, 2022.
99.9	NICE 2022 Digital-First Customer Experience Report Finds 81% of Consumers Say They Want More Self-Service Options, dated May 24, 2022.
99.10	NICE’s Virtual Assistant, NEVA, Boosts CX for Major Japanese Insurance Agency’s Emergency Helpdesk, dated May 25, 2022.
99.11	NICE Recognizes Innovators in Driving Frictionless Experiences, Unveiling CX Excellence Award Winners at Interactions Live 2022, dated May 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: June 7, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE CXone Digitizes Contact Center Operations for Regional Australia Bank, dated May 2, 2022.
99.2	NICE Investigate Helps British Transport Police Streamline Management of Digital Evidence and Investigations to Keep UK Railways Safe from Crime, dated May 4, 2022.
99.3	NICE Interactions Live 2022 to Showcase Strategies for Mastering Frictionless Customer Experiences and to Host George W. Bush and George Clooney, dated May 10, 2022
99.4	NICE Actimize Releases 2022 Fraud Insights Report Identifying Threat Patterns Emerging Across Financial Institutions, dated May 16, 2022.
99.5	NICE Wins 2022 Best Practices Award for WFM Product Leadership in the Indian Market, dated May 17, 2022.
99.6	NICE Leads Digital Transformation of Evidence Management for Champaign County State’s Attorney’s Office, dated May 18, 2022.
99.7	NICE Actimize Positioned as Highest-Scoring Vendor Across Technology Excellence Metrics in 2022 Quadrant KnowledgeSolutions KYC Report, dated May 19, 2022.
99.8	NICE CXone Selected by MedQuest to Enhance Patient Experiences with New Advanced Integrated Digital and Self-Service, dated May 23, 2022.
99.9	NICE 2022 Digital-First Customer Experience Report Finds 81% of Consumers Say They Want More Self-Service Options, dated May 24, 2022.
99.10	NICE’s Virtual Assistant, NEVA, Boosts CX for Major Japanese Insurance Agency’s Emergency Helpdesk, dated May 25, 2022.
99.11	NICE Recognizes Innovators in Driving Frictionless Experiences, Unveiling CX Excellence Award Winners at Interactions Live 2022, dated May 26, 2022.